UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Veritone, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92347M 10 0

(CUSIP Number)

Chad Steelberg and

Ryan Steelberg

c/o Veritone, Inc.

575 Anton Boulevard

Costa Mesa, CA 92626

(888) 507-1737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 92347M 10 0	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Chad Steelberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,886,425 shares of Common Stock
	8	SHARED VOTING POWER 1,571,092 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,886,425 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,571,092 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,457,517 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 92347M 10 0	Page 3 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Ryan Steelberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,742,349 shares of Common Stock
	8	SHARED VOTING POWER 294,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 3,742,349 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 294,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,036,632 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON IN

This statement constitutes Amendment No. 4 (“Amendment No. 4”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2017, as previously amended by the Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on March 20, 2018, the Amendment No. 2 to the Statement on Schedule 13D filed with the SEC on May 16, 2018, and the Amendment No. 3 to the Statement on Schedule 13D filed with the SEC on April 24, 2020 (collectively, the “Schedule 13D”), jointly by (i) Chad Steelberg, an individual and (ii) Ryan Steelberg, an individual, relating to the shares of Common Stock, par value $0.001 (the “Shares”), of Veritone, Inc., a Delaware corporation (the “Issuer”). The foregoing persons are sometimes referred to in the Schedule 13D, as amended by this Amendment No. 4, as a “Reporting Person” and collectively as the “Reporting Persons.”

This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Responses to each item of the Schedule 13D, as amended by this Amendment No. 4, are incorporated by reference into the responses to each other item, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information:

On June 15, 2020, Chad Steelberg purchased an aggregate of 14,695 Shares in multiple open market transactions for an aggregate purchase price of $0.2 million. The purchase price was paid in cash with personal funds. No portion of the purchase price was borrowed.

During the period of May 29, 2020 through June 15, 2020, Ryan Steelberg, as trustee of his grantor trust, purchased an aggregate of 43,276 Shares in multiple open market transactions for an aggregate purchase price of $0.5 million. The purchase price was paid in cash with personal funds. No portion of the purchase price was borrowed.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

Awards of Restricted Stock Units

On April 29, 2020, the Issuer granted to Chad Steelberg under the Issuer’s 2017 Stock Incentive Plan an award of restricted stock units representing the right to receive upon vesting 72,633 Shares, which will vest in full on January 3, 2021, subject to his continuous service with the Issuer.

On April 29, 2020, the Issuer granted to Ryan Steelberg under the Issuer’s 2017 Stock Incentive Plan an award of restricted stock units representing the right to receive upon vesting 72,633 Shares, which will vest in full on January 3, 2021, subject to his continuous service with the Issuer.

Equity Awards Under Employment Agreements dated June 15, 2020

Pursuant to the Employment Agreement dated June 15, 2020 between Chad Steelberg and the Issuer, on June 15, 2020, Chad Steelberg received an award of restricted stock units representing the right to receive upon vesting 350,000 Shares. In addition, commencing in 2021, Chad Steelberg will be entitled to receive on an annual basis (a) an award of restricted stock units representing the right to receive upon vesting 175,000 Shares, and (b) an award of restricted stock units representing the right to receive upon vesting a number of Shares determined by dividing $150,000 by the average of the daily volume-weighted average prices of the Issuer’s Common Stock for the ninety (90) calendar day period ending on the last trading day prior to the grant thereof. Each such restricted stock unit award will vest in full on the first anniversary of the grant date, subject to Chad Steelberg’s continuous service with the Issuer and subject to acceleration under certain circumstances, as set forth in the Employment Agreement. The Employment Agreement dated June 15, 2020 between Chad Steelberg and the Issuer replaced and superseded the Employment Agreement between Chad Steelberg and the Issuer dated March 14, 2017, which was previously disclosed in the Schedule 13D.

Pursuant to the Employment Agreement dated June 15, 2020 between Ryan Steelberg and the Issuer, on June 15, 2020, Ryan Steelberg received an award of restricted stock units representing the right to receive upon vesting 140,000 Shares. In addition, commencing in 2021, Ryan Steelberg will be entitled to receive on an annual basis (a) an award of restricted stock units representing the right to receive upon vesting 125,000 Shares, and (b) an award of restricted stock units representing the right to receive upon vesting a number of Shares determined by dividing $75,000 by the average of the daily volume-weighted average prices of the Issuer’s Common Stock for the ninety (90) calendar day period ending on the last trading day prior to the grant thereof. Each such restricted stock unit award will vest in full on the first anniversary of the grant date, subject to Ryan Steelberg’s continuous service with the Issuer and subject to acceleration under certain circumstances, as set forth in the Employment Agreement.

Pursuant to their Employment Agreements dated June 15, 2020, each of Chad Steelberg and Ryan Steelberg may, subject to certain conditions, elect to receive up to 25% of his base salary during any calendar quarter in the form of fully vested stock awards issued under the Issuer’s stock incentive plans (with the number of Shares determined based on the average of the daily volume-weighted average prices per share of the Issuer’s Common Stock during the quarter).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The percentage of Shares beneficially owned by each Reporting Person is based on 27,115,477 Shares of the Issuer that were outstanding as of June 15, 2020.

The information contained on the cover pages of this Amendment No. 4 to the Schedule 13D for the beneficial ownership of each of the Reporting Persons is incorporated herein by reference. The Reporting Persons collectively beneficially own an aggregate of 7,199,866 Shares, representing 23.6% of the Shares. The Shares deemed to be beneficially owned by each Reporting Person are shown in the tables below.

Reporting Person: Chad Steelberg

Record Holder	Total No. of Shares Beneficially Owned by Record Holder	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percent of Class Held
Chad Steelberg(1)	1,725,999	1,725,999	0
CSVH, LLC	160,426	160,426	0
James Steelberg	425,603	0	425,603
Anna Steelberg	425,603	0	425,603
Cristina Steelberg, as Custodian for Logan Steelberg	425,603	0	425,603
Steel Veritone Fund I, LLC (“SVF”)(2)	294,283	0	294,283

Total	3,457,517	1,886,425	1,571,092	12.0%

(1)	Includes options to purchase 1,646,578 Shares that are exercisable within 60 days after June 15, 2020.
(2)	Includes warrants to purchase an aggregate of 78,362 Shares that are exercisable within 60 days after June 15, 2020.

Reporting Person: Ryan Steelberg

Record Holder	Total No. of Shares Beneficially Owned by Record Holder	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percent of Class Held
Ryan Steelberg(1)	1,606,903	1,606,903	0
Ryan Steelberg, Trustee, RSS Living Trust	132,097	132,097	0
RVH, LLC	2,003,349	2,003,349	0
SVF(2)	294,283	0	294,283

Total	4,036,632	3,742,349	294,283	14.0%

(1)	Consists of options to purchase Shares that are exercisable within 60 days after June 15, 2020.
(2)	Includes warrants to purchase an aggregate of 78,362 Shares that are exercisable within 60 days after June 15, 2020.

Chad Steelberg is the sole member and manager of CSVH, LLC and, accordingly, has sole voting and dispositive power with respect to all Shares held by CSVH, LLC. Chad Steelberg may be deemed to have shared voting and dispositive power with respect to the Shares held by two of his children, and by his spouse as custodian for his minor child, all of whom reside in his household. The address for his children and spouse is c/o Veritone, Inc., 575 Anton Boulevard, Costa Mesa, CA 92626. His children are students and his spouse is not employed. All such individuals are U.S. citizens. During the past five years, none of such individuals has been convicted of a criminal processing (excluding traffic violations or similar misdemeanors), and none of such individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ryan Steelberg is the sole member and manager of RVH, LLC and, accordingly, has sole voting and dispositive power with respect to all Shares held by RVH, LLC.

The grantor trust of each of Chad Steelberg and Ryan Steelberg is the record holder of 50% of the membership interests of SVF, and each of Chad Steelberg and Ryan Steelberg is a trustee of his respective grantor trust. Chad Steelberg is the Manager of SVF. As such, Chad Steelberg and Ryan Steelberg are each deemed to beneficially own the Shares held of record by SVF, and the warrants to purchase Shares held by SVF, and share voting power and dispositive power with respect to all of such Shares.

(b) See the information in subsection (a) above and contained on the cover pages of this Amendment No. 4 to the Schedule 13D, which is incorporated herein by reference.

(c) On June 15, 2020, Chad Steelberg purchased an aggregate of 14,695 Shares in multiple open market transactions at prices ranging from $13.51 to $13.74 per share. He undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased at each separate price.

During the period of May 29, 2020 through June 15, 2020, Ryan Steelberg, as trustee of his grantor trust, purchased an aggregate of 43,276 Shares in multiple open market transactions, as follows:

Date	No. of Shares Purchased	Weighted Average Purchase Price(5)
May 29, 2020(1)	11,880	$8.4754
June 5, 2020(2)	8,051	$11.5902
June 5, 2020(3)	8,650	$12.2922
June 15, 2020(4)	14,695	$13.5252

(1)	Shares were purchased in multiple transactions at prices ranging from $8.38 to $8.53 per share.
(2)	Shares were purchased in multiple transactions at prices ranging from $11.067 to $11.98 per share.
(3)	Shares were purchased in multiple transactions at prices ranging from $12.21 to $12.42 per share.
(4)	Shares were purchased in multiple transactions at prices ranging from $13.49 to $13.55 per share.
(5)	Ryan Steelberg undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased at each separate price.

There have been no other transactions with respect to Shares of the Issuer within the last 60 days by the Reporting Persons, other than the vesting of additional options to purchase 34,691 Shares and 33,274 Shares held by Chad Steelberg and Ryan Steelberg, respectively, which options and associated vesting schedules have been previously disclosed in the Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following information:

See Item 4 of the Schedule 13D for information regarding the awards of restricted stock units granted to Chad Steelberg and Ryan Steelberg on April 29, 2020, and awards of restricted stock units granted and to be granted to Chad Steelberg and Ryan Steelberg pursuant to the Employment Agreements between the Issuer and each of Chad Steelberg and Ryan Steelberg dated June 15, 2020.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following information:

Exhibit 10:

Form of Restricted Stock Unit Agreement for use in connection with the award of restricted stock units to executive officers under the Issuer’s 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 18, 2019).

Exhibit 11:

Employment Agreement between the Issuer and Chad Steelberg dated June 15, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2020).

Exhibit 12:

Employment Agreement between the Issuer and Ryan Steelberg dated June 15, 2020 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2020).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 4 to the Schedule 13D with respect to such person is true, complete and correct.

Dated: June 29, 2020

/s/ Chad Steelberg
CHAD STEELBERG

/s/ Ryan Steelberg
RYAN STEELBERG